UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-53082

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
                       People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On June 15, 2009, Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Huaan Investment Co. and Hebei Huiyin Investment Co. (together the “Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). AutoChina International Limited (the “Company”) controls the Subsidiaries through certain contractual arrangements between  Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang will acquire all of the outstanding securities of the Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). The final purchase price will be the sum of (i) RMB435 million, and (ii) the increase in value of the Subsidiaries’ net assets from January 1, 2009 to June 30, 2009. The valuation shall be based on the New Accounting Standard for Business Enterprises of China. The Company expects to utilize the net proceeds to expand its commercial vehicle sales and financial business.

The Company controls the Subsidiaries through its wholly owned subsidiary, Chuanglian, which has entered into a series of contractual arrangements with Hebei Kaiyuan, the registered shareholder of the Subsidiaries, pursuant to which Chuanglian obtains the economic benefits and assumes the business risks of the Subsidiaries.  For accounting purposes, the Subsidiaries are deemed to be the Company’s subsidiaries.

The transaction will be effected via a share exchange whereby Hebei Kaiyuan will exchange its shares in the Subsidiaries for the shares of a new company holding the cash consideration.  Prior to closing the transaction, the Company will put into place certain contractual arrangements so that Chuanglian will control, and obtain the economic benefits and assume the business risks, of this new company.

Kaiyuan and Xinjiang make customary representations and warranties in the Agreement. The transaction is subject to the satisfaction of customary closing conditions, which include obtaining certain third party consents.

The Company's consumer auto dealership business offers sales, repair, parts and after-sales services to individual new car buyers through a network of 25 locally-branded dealerships throughout mainland China. This business segment generated total sales of $406.5 million for the year ended December 31, 2008. Xinjiang Guanghui Industry Investment (Group) Co., Ltd. was established in 1989.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press Release, dated June 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED
By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: June 19, 2009